EXHIBIT 99.1

T 604.682.3701	Suite 900, 570 Granville Street
F 604.682.3600	Vancouver, BC V6C 3P1	www.levon.com

October 7, 2011	TSX-V Trading symbol: LVN Berlin & Frankfurt: LO9

GRANT OF STOCK OPTIONS

Levon Resources Ltd. (the “Company”) announces that it has granted incentive stock options for the purchase of up to 425,000 common shares at a price of $1.50 per share exercisable on or before October 3, 2013 and October 3, 2016 to director, employee and consultant of the Company.

The options are subject to a stock option plan.

About Levon Resources Ltd.

Levon is a junior gold and precious metals exploration company exploring the Cordero silver, gold, zinc and lead project near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds certain interests in three mineral properties located in British Columbia, Canada, namely the Congress property, the Goldbridge property (also known as the BRX claims) and the Wayside claims, and three mineral properties located in Nevada, U.S., namely the Eagle claims and the Norma Sass and Ruf claims.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website at www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President & Chief Executive Officer

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.   This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.